Western & Southern Financial Group®	400 Broadway Cincinnati, OH 45202 Tel: 513-357-6029 Fax: 513-629-1044 meredyth.whitford@wslife.com

July 18, 2018

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

RE:    Touchstone Funds Group Trust (File Nos. 033-70958 and 811-08104)
To the Commission:
Touchstone Funds Group Trust (the “Trust”) is transmitting electronically for filing pursuant to the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940 (the “1940 Act”), the Trust’s Post-Effective Amendment No. 101 to its Registration Statement on Form N‑1A (Amendment No. 103 under the 1940 Act), including exhibits.
The Amendment is being filed pursuant to Rule 485(a)(2) under the 1933 Act for review and comment by the staff of the U.S. Securities and Exchange Commission. Pursuant to Rule 485(a)(2), the Trust has designated on the facing sheet to the Registration Statement that the Amendment become effective 75 days after filing. No fees are required in connection with this filing.

The Amendment is being filed for the purpose of creating two new series: Touchstone Anti-Benchmark® International Core Equity Fund and Touchstone Anti-Benchmark® US Core Equity Fund.

Please contact the undersigned at (513) 357-6029 if you have any questions.

Sincerely, /s/Meredyth A. Whitford-Schultz Meredyth A. Whitford-Schultz Counsel, Touchstone Funds

Enclosures